UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Decision on Calling Shareholders’ Meeting

1. Type of shareholders' meeting	Annual meeting
2. Date and time of meeting	2026-03-26	10:00 AM
3. Place of meeting	Auditorium, 20th floor, Shinhan Bank, 20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
4. Agenda and key issues

Agenda Item No. 1 Approval of separate financial statements (including statements of appropriations of retained earnings) and consolidated financial statements for the FY2025(Jan 1, 2025 – Dec 31, 2025)

Agenda Item No. 2 Approval of Reduction of Capital Reserves and Transfer to Retained Earnings

Agenda Item No. 3 Approval of Amendment to Articles of Incorporation

Agenda Item No. 4 Election of Directors (1 Executive Director, 5 Independent Directors)

Agenda Item No. 4-1 Election of Mr. JIN Okdong as Executive Director

Agenda Item No. 4-2 Election of Ms. KIM Jo Seol as Independent Director

Agenda Item No. 4-3 Election of Mr. BAE Hoon as Independent Director

Agenda Item No. 4-4 Election of Ms. SONG Seongjoo as Independent Director

Agenda Item No. 4-5 Election of Mr. CHOI Young Gwon as Independent Director

Agenda Item No. 4-6 Election of Mr. PARK Jong Bok as Independent Director

Agenda Item No. 5 Election of an Independent Director who will serve as an Audit Committee Member (2 Members)

Agenda Item No. 5-1 Election of Mr. KWAK Su Keun as an Independent Director who will serve as an Audit Committee Member

Agaenda Item No. 5-2 Election of Ms. LIM Seungyeon as an Independent Director who will serve as an Audit Committee Member

Agenda Item No. 6 Election of Audit Committee Member (2 members)

Agenda Item No. 6-1 Election of Mr. BAE Hoon as an Audit Committee Member

Agenda Item No. 6-2 Election of Mr. CHOI Young Gwon as an Audit Committee Member

Agenda Item No. 7 Approval of the Director Remuneration Limit

5. Other matters to be factored into investment decisions

- The Company will livestream the Annual General Meeting of Shareholders on its website (www.shinhangroup.com). Shareholders who wish to exercise their voting rights are encouraged to make active use of the electronic voting and proxy voting system.

※ Detailed information on the agenda items of the Annual General Meeting of Shareholders is available in the “Shinhan Financial Group Convocation Notice of the 25th Annual General Meeting” which has been posted on the Company’s website (www.shinhangroup.com → Corporate Governance → General Meeting of Shareholders → Proxy Materials). Shareholders are kindly requested to refer to the materials for further details.

[Details of Director Appointment]

Name	Date of birth (year	Appointment	Type of	Professional experience (including

	and month)	term	appointment	present position)
JIN Okdong	1961-02	3	Reappointment	- (Former) CEO, Shinhan Bank Japan(SBJ) - (Former) Deputy President, Shinhan Financial Group - (Former) CEO, Shinhan Bank - (Current) CEO, Shinhan Financial Group

[Details of Outside Director Appointment]

Name	Date of birth (year and month)	Appoint -ment term	Type of appointment	Professional experience (including present position)	Name and position of the company where holding the role of directors and etc.
KIM Jo Seol	1957-12	1	Reappointment	- (Former) Chair ‧ Member, Nagano Prefecture Human Rights Policy Council - (Current) Professor, Osaka University of Commerce Department of Economics - (Current) Standing Director and President, Northeast Asian Society - (Current) Member, Presidential Advisory Council on Democratic and Peaceful Unification	-
BAE Hoon	1953-03	1	Reappointment	- Assistant Certified Public Accountant - Passed the Japanese Bar Examination (Former) Director, LAZAK (Lawyers Association of Zainichi Korea) - (Current) Representative Attorney, Orbis Legal Profession Corporation	-
SONG Seong Joo	1971-03	1	Reappointment	- (Former) Advisory Professor, Economic Statistics Division, Bank of Korea - (Current) Professor, Statistics, Korea University - (Current) Director of the Korea Insurance Society - (Current) Director of the	-

				Korea Risk Management Society
CHOI Young Gwon	1964-07	1	Reappointment	- (Former) CIO, Government Employee Pension Service - (Former) CEO, Hi Asset Management - (Former) CEO, Woori Asset Management - (Current) Adjunct Professor, Graduate School of Business, Sogang University	-
KWAK Su Keun	1953-08	1	Reappointment	- (Former) Professor, Seoul National University, Business School - (Former) Chairman of the Korea Entrepreneurship Foundation - (Current) Professor Emeritus, Seoul National University, Business School - (Current) Chair, Governance Advisory Committee, Korea Lasted Companies Association(KLCA)	-
PARK Jong Bok	1955-05	2	New Appointment	- (Former) Head of Retail Business Division, Standard Chartered Bank Korea - (Former) Vice CEO, Head of Retail Banking Group, Standard Chartered Bank Korea - (Former) CEO, Standard Chartered Bank Korea - (Former) Senior Adviser, Standard Chartered Group	-
LIM Seung yeon	1973-07	2	New Appointment

- U.S. Certified Public Accountant

- (Current) Independent Director, Kakao Games Corp.

- (Current) Professor, College of Business Administration, Kookmin University

- (Current) Dean of Business School, Kookmin University

					In the case of the independent director at Kakao Games Corp.,the current term is scheduled to expire on March 26, 2026.

[Details of Members of Audit Committee Appointment]

Name	Date of birth (year and month)	Appointment term	Type of appointment	Outside director	Professional experience (including present position)
KWAK Su Keun	1953-08	1	Reappointment	Yes

- (Former) Professor, Seoul National University, Business School

- (Former) Chairman of the Korea Entrepreneurship Foundation

- (Current) Professor Emeritus, Seoul National University, Business School

- (Current) Chair, Governance Advisory Committee, Korea Lasted Companies Association(KLCA)

BAE Hoon	1953-03	1	Reappointment	Yes

- Assistant Certified Public Accountant

- Passed the Japanese Bar Examination

(Former) Director, LAZAK (Lawyers Association of Zainichi Korea)

- (Current) Representative Attorney, Orbis Legal Profession Corporation

CHOI Young Gwon	1964-07	1	New Appointment	Yes

- (Former) CIO, Government Employee Pension Service

- (Former) CEO, Hi Asset Management

- (Former) CEO, Woori Asset Management

- (Current) Adjunct Professor, Graduate School of Business, Sogang University

LIM Seung yeon	1973-07	1	New Appointment	Yes

- U.S. Certified Public Accountant

- (Current) Independent Director, Kakao Games Corp.

- (Current) Professor, College of Business Administration, Kookmin University

- (Current) Dean of Business School, Kookmin University

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: March 3, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer